UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 3)

GRINDROD SHIPPING HOLDINGS LTD.
(Name of Subject Company (Issuer))

GOOD FALKIRK (MI) LIMITED
(Name of Filing Person (Offeror))
an indirect wholly-owned subsidiary of

TAYLOR MARITIME INVESTMENTS LIMITED
(Name of Filing Person (Parent))

Ordinary Shares, no par value
(Title of Class of Securities)

Y28895103
(CUSIP Number of Class of Securities)

Edward David Christopher Buttery Taylor Maritime Investments Limited Sarnia House Le Truchot St Peter Port Guernsey GY1 1GR +44 1481 737600	With a copy to: Ted Kamman Norton Rose Fulbright US LLP 1301 Avenue of the Americas New York, New York 10019 (212) 318-3140

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☒	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

1	NAMES OF REPORTING PERSONS
Good Falkirk (MI) Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
BK, AF, WC, OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
14,366,578(1)

	8	SHARED VOTING POWER
None

	9	SOLE DISPOSITIVE POWER
14,366,578(1)

	10	SHARED DISPOSITIVE POWER
None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,366,578(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
73.8% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IV, CO

(1)          Representing the aggregate number of (a) 4,925,023 Shares beneficially owned by the Reporting Person as of October 28, 2022, the date of the Offer to Purchase; (b) 8,966,040 Shares validly tendered and not validly withdrawn pursuant to the Offer as of the Expiration Time, for which the Reporting Person accepted for payment, and expects to promptly pay; and (c) 475,515 Shares to be issued to the Reporting Person in exchange for the Reporting Person’s payment of the Offer Price of $21.00 per Share in respect of the Company Forfeitable Shares, in accordance with the terms of the Implementation Agreement.

(2)          Based on the aggregate number of (x) 18,996,493 Shares, no par value, outstanding as of October 28, 2022, as reflected on the Schedule 14D-9 filed by Grindrod Shipping Holdings Ltd. with the U.S. Securities and Exchange Commission on October 28, 2022, and (y) 475,515 Shares to be issued to the Reporting Person in exchange for the Reporting Person’s payment of the Offer Price of $21.00 per Share in respect of the Company Forfeitable Shares, in accordance with the terms of the Implementation Agreement.

1	NAMES OF REPORTING PERSONS
Taylor Maritime Investments Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
BK, AF, WC, OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
14,366,578 (1)

	8	SHARED VOTING POWER
None

	9	SOLE DISPOSITIVE POWER
14,366,578 (1)

	10	SHARED DISPOSITIVE POWER
None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,366,578 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
73.8% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IV, CO

(1)          Representing the aggregate number of (a) 4,925,023 Shares beneficially owned by the Reporting Person as of October 28, 2022, the date of the Offer to Purchase; (b) 8,966,040 Shares validly tendered and not validly withdrawn pursuant to the Offer as of the Expiration Time, for which the Reporting Person accepted for payment, and expects to promptly pay; and (c) 475,515 Shares to be issued to the Reporting Person in exchange for the Reporting Person’s payment of the Offer Price of $21.00 per Share in respect of the Company Forfeitable Shares, in accordance with the terms of the Implementation Agreement.

(2)          Based on the aggregate number of (x) 18,996,493 Shares, no par value, outstanding as of October 28, 2022, as reflected on the Schedule 14D-9 filed by Grindrod Shipping Holdings Ltd. with the U.S. Securities and Exchange Commission on October 28, 2022, and (y) 475,515 Shares to be issued to the Reporting Person in exchange for the Reporting Person’s payment of the Offer Price of $21.00 per Share in respect of the Company Forfeitable Shares, in accordance with the terms of the Implementation Agreement.

This Amendment No. 3 (this “Amendment”) amends and supplements the combined Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 28, 2022 (as it may be amended, supplemented or otherwise modified from time to time, the “Schedule TO”) relating to the offer by Good Falkirk (MI) Limited (“Offeror”), a Republic of Marshall Islands company and indirect wholly owned subsidiary of Taylor Maritime Investments Limited, a Guernsey company limited by shares with a listing on the premium segment of the Official List of the London Stock Exchange (“TMI”), to purchase all of the issued ordinary shares (the “Shares”), other than Shares held by Offeror and Shares held in treasury, in the capital of Grindrod Shipping Holdings Ltd., a Singapore public company (the “Company”), at a price of $21.00 per Share, payable to the holder thereof in cash, without interest thereon, to be paid in conjunction with a special dividend from the Company of $5.00 per Share, representing an aggregate transaction value to Company shareholders of $26.00 per Share, less any required withholding tax, all upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 28, 2022 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A) to the Schedule TO, and the related Letter of Transmittal, a copy of which is attached as Exhibit (a)(1)(B) to the Schedule TO, as they may be amended from time to time (the “Offer”), in accordance with Regulation 14D and 14E under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Singapore Code on Take-overs and Mergers, subject to certain exemptions granted by the SEC and the Securities Industry Council.

Except as otherwise set forth in this Amendment, all terms of the Offer and all other disclosures set forth in the Schedule TO and the Exhibits thereto remain unchanged and are hereby expressly incorporated into this Amendment by reference. This Amendment should be read together with the Schedule TO, the Offer to Purchase, and the Letter of Transmittal. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO and the Offer to Purchase.

This Amendment also amends and supplements the Schedule 13D filed on behalf of TMI and Offeror on December 20, 2021 with the SEC with respect to the Shares (as amended and supplemented, the “Schedule 13D”).

Items 1	through 11 and Item 13 of the Schedule TO and Item 5 of the Schedule 13D.

The information set forth in the Offer to Purchase and Items 1 through 11 and Item 13 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, and Item 5 of the Schedule 13D are hereby amended and supplemented by including the following information:

The Offer and withdrawal rights expired at 11:59 p.m. New York time on November 28, 2022 (the “Expiration Time”).  Computershare Trust Company, N.A., the Depositary, has advised TMI and Offeror that, as of the Expiration Time, a total of 8,966,040 Shares had been validly tendered and not validly withdrawn pursuant to the Offer, which, together with the Shares owned, controlled or agreed to be acquired by Offeror and its affiliates (including any Shares to be issued to Offeror in exchange for Offeror’s payment of the Offer Price in respect of the Company Forfeitable Shares), represent approximately 73.78% of the outstanding Shares (including the number of Shares that would result from the valid vesting and settlement in full of the Company Forfeitable Shares). The number of Shares validly tendered and not validly withdrawn pursuant to the Offer as of the Expiration Time satisfies the Minimum Tender Condition. Additionally, in accordance with the terms of the Implementation Agreement, the Company instructed its transfer agents to pay and distribute the special dividend, declared on October 28, 2022, of $5.00 per Share to each holder of Shares as of November 25, 2022.  As a result, the Minimum Tender Condition, the Irrevocable Instruction Condition and all other conditions to the consummation of the Offer set forth in the Offer to Purchase have been satisfied.  Promptly after the expiration of the Offer, Offeror accepted for payment, and expects to promptly pay for, all validly tendered and not validly withdrawn Shares in accordance with the Offer.

Pursuant to the Implementation Agreement and in accordance with Rule 14d-11 promulgated under the Exchange Act, Offeror has commenced the Subsequent Offering Period. The Subsequent Offering Period will expire at 11:59 p.m., New York time, on December 19, 2022, unless extended. All Shares validly tendered during the Subsequent Offering Period will be immediately accepted for payment, and tendering holders will thereafter promptly be paid the same Offer Price of $21 per Share, in cash, without interest but subject to any tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase. The procedures for tendering Shares during the Subsequent Offering Period are the same as those applicable to the initial offering period as described in the Offer to Purchase, except that Shares validly tendered during the Subsequent Offering Period may not be withdrawn.  In addition, Shares previously tendered into the Offer and accepted for payment may not be withdrawn during the Subsequent Offering Period.

The announcements issued by TMI, Offeror and the Company announcing the satisfaction of Offer conditions and commencement of the Subsequent Offering Period are attached hereto as Exhibits (a)(5)(G) through (a)(5)(J) and are incorporated by reference herein.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

Exhibit Number Description

(a)(5)(G)	Joint Announcement of the Expiration and Results of the Offer and Commencement of Subsequent Offering Period issued by TMI and the Company, dated November 29, 2022.
(a)(5)(H)	Announcement of Offer Declared Unconditional in All Respects and Level of Acceptances issued by TMI and Offeror on the Regulatory News Service of the London Stock Exchange, dated November 29, 2022.
(a)(5)(I)
Announcement of Voluntary Conditional Offer Declared Unconditional in All Respects and Level of Acceptances issued by the Company on the Stock Exchange News Services of the Johannesburg Stock Exchange, dated November 29, 2022.

(a)(5)(J)	Announcement of Exchange Rate for Offer Price issued by the Company on the Stock Exchange News Services of the Johannesburg Stock Exchange, dated November 29, 2022.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

Dated:  November 29, 2022

TAYLOR MARITIME INVESTMENTS LIMITED

By:	/s/ Trudi Clark
Name: Trudi Clark
Title: Director

GOOD FALKIRK (MI) LIMITED

By:	/s/ Trudi Clark
Name: Trudi Clark
Title: Duly authorized signatory for TMI Director 1 Limited, the sole director of Good Falkirk (MI) Limited